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                                                                    Exhibit 99.4

                              Smartlogik Group plc

        Statement re: Suspension of Shares, Sale of Trade and Assets to
         Applied Psychology Research Limited, Cessation of Trading and
                             Voluntary Liquidation

London 29 April 2002: Further to the suspension of trading in Smartlogik shares and the Strategic Review update issued on 19 April 2002, Smartlogik Group plc (LSE: SLK: NASDAQ: SLGK), ("Smartlogik" or the "Company") the knowledge products company, issues the following announcement:

The Board of Smartlogik announces that it has today completed the sale of the trade and certain assets of the Company to Applied Psychology Research Limited ("APR"), the decision intelligence solutions company, for consideration of up to (pound)2.65 million (the "Sale"). Of the consideration, (pound)1.75 million was received on completion and the payment of the remaining (pound)900,000 is dependent upon certain customer contracts, which are currently in the pipeline, being signed by 30 September 2002. All of the consideration is payable in cash. In addition, certain liabilities of the Company amounting to approximately (pound)200,000 have been assumed by APR.

Following the Sale, and in order to maximise the value of deferred consideration due from APR, certain of the Directors have agreed in principle to dedicate an appropriate portion of their time over the short term to help to ensure that the relevant customer contracts are signed as soon as possible.

It is intended that the Company will now cease to trade and will be the subject of a winding up. The Board, with advice from Ernst & Young acting as insolvency advisers, will be convening the required meetings to commence a liquidation process. Once this process has been completed, any cash remaining, which the Board believes will be nominal, will be returned to shareholders. The amount of such distribution, if any, will be dependent upon the amount of deferred contingent consideration eventually received and negotiations with creditors.

Nature of the Sale

APR has agreed to acquire and service the ongoing sales contracts and other commercial contracts of the Company and to continue to employ such personnel as it considers necessary to continue to operate the business. APR has also acquired the following assets of the Company:

    o The exclusive right to use the Smartlogik name and all related trade mark rights, together with domain names, subject to existing licences;

    o All intellectual property and goodwill derived from such intellectual property;

    o Certain of the trade debtors at completion valued at approximately (pound)544,000; and

    o  Those fixed assets which are necessary to continue the business.

The Sale includes the major assets of the business other than certain trade debtors, sundry fixed assets and remaining cash balances of approximately (pound)413,000. The major liabilities remaining within Smartlogik following the Sale include trade creditors, lease liabilities and employee liabilities and it is intended that these will be settled by the liquidator out of the remaining cash balances, the cash consideration received and upon realisation of the remaining assets.


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Background to and reasons for the Sale

Following the re-structuring and re-financing of the group in July 2001, the management team focused on continuing to build the revenue streams from its core knowledge products. However, in common with many companies in the sector, Smartlogik encountered difficult trading conditions during 2001.

The Board continued to perform a difficult balancing act between maintaining a proactive approach to cost management whilst ensuring that the Company's ability to identify, convert and service new customer relationships was not impaired. A rationalisation programme was implemented during September 2001. The Directors also sought to raise new funds either by direct investment, or by a merger or reverse acquisition with additional funds being concurrently raised.

The Company continued to encounter difficult trading conditions and BDO Stoy Hayward ("BDO") were appointed on 18 January 2002 to advise the board of Smartlogik on a strategic review including options to raise money or find a trade purchaser to maximise shareholder value.

Following the appointment of BDO, a wide-ranging search for potential acquirers of the Company's share capital or its trade and assets was carried out and as a result almost 70 companies were contacted. In parallel the Board held discussions with its brokers, Hoare Govett, certain existing shareholders and other third parties about raising new funds. During this process several expressions of interest were received from potential purchasers of the business and discussions were progressed with a number of these. However, with the exception of APR, these discussions did not result in firm offers being received (for either the shares or the trade and assets of the Company) which were supported by confirmed funding. Commitments of sufficient new equity funding for Smartlogik were not forthcoming.

Regular announcements have been made to keep shareholders updated as to the progress of this strategic review.

UK Listing Authority waiver obtained

At the end of January the Board implemented a restructuring and cost reduction exercise to reduce the cash utilisation rate of the business and to provide a more appropriate structure for the business going forward based on an indirect sales model. Despite this, and as announced to shareholders on 28 February 2002 and 19 April 2002, the Company currently only has sufficient cash resources to meet its obligations as they fall due until the end of April. In the absence of the Sale to APR the Company would be forced to start insolvency proceedings immediately. The Board believes that if insolvency proceedings began prior to any sale, the value realised for the trade and assets would be significantly diminished.

In normal circumstances the Sale would require the approval of shareholders. However, the Directors believe that given the Company's adverse financial position, it could not trade solvently through the period needed to convene an EGM to approve the Sale. Given that the costs and timetable issues associated with seeking Shareholder approval would prejudice the position of creditors, the Directors believe that without a UK Listing Authority waiver from the requirement to seek shareholder approval for the Sale, there is a risk that the business would be forced into an insolvent liquidation.

BDO Stoy Hayward, Smartlogik's Sponsor, has confirmed to the UK Listing Authority that the Company is in severe financial difficulty and that unless it disposed of its trade and assets to APR at the earliest opportunity it would not have had sufficient resources to meet its obligations as they fell due. Although there is no guarantee that it will be the case, it is hoped that, following the Sale, subject to the amount of deferred contingent consideration eventually received and negotiations with creditors, there will be a solvent winding up and there may be a nominal return to

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shareholders. The Directors also considered the
fact that the costs associated with sending a circular to shareholders would materially reduce such a distribution.

The Board believes that the Sale is in the best interests of the Company and its shareholders as a whole and has therefore obtained from the UK Listing Authority a formal waiver from the requirement to produce a circular to obtain shareholder approval for the Sale.

Directors' service contracts

The Directors' employment has been terminated following the Sale but they will continue to discharge their duties as members of the Board until such time as deemed appropriate by the liquidator.

Following the Sale, and in order to maximise the value of deferred consideration due from APR, certain of the Directors have agreed in principle to dedicate an appropriate portion of their time in the short term to help to ensure that the relevant customer contracts are signed as soon as possible.

Preliminary results for the year to 31 December 2001

Following the Sale and the planned winding up of the Company the Board do not intend to release the preliminary results for the year to 31 December 2001 which were due to be announced on 30 April 2002.

Change of name

It is intended that all Companies within the Smartlogik Group cease to use the Smartlogik name following the Sale. The meetings required to effect a change of name of the Company will be convened as soon as practicable.

Enquiries:

Smartlogik Group plc                                               020 7930 6900
David Jefferies, Chairman
Stephen Hill, Chief Executive


BDO Stoy Hayward Corporate Finance                                 020 7486 5888
Alex White, Partner
Yvonne Beirne, Director

Hogarth Partnership Ltd                                            020 7357 9477
John Olsen, Partner
Tom Leatherbarrow, Associate Director

To the best of the knowledge and belief of the directors of Smartlogik Group Plc (who have taken reasonable care to ensure that such is the case) the information contained in this announcement for which they take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

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This statement contains certain forward-looking information that is based upon management's beliefs as well as on assumptions made by and data currently available to management. This information which has been, or in the future maybe, included in reliance on the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company's 2000 Annual Report and Form 20-F and other documents filed with the Securities and Exchange Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

BDO Stoy Hayward Corporate Finance, a division of BDO Stoy Hayward, Chartered Accountants, which is authorised by the Financial Services Authority to carry on investment business, is acting for Smartlogik Group Plc and no one else in connection with the Sale and will not be responsible to anyone other than Smartlogik Group Plc for providing the protections afforded to customers of BDO Stoy Hayward Corporate Finance nor for providing advice in relation to the Sale.